# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Silvercrest Asset Management Group Inc., CIK 0001549966
CUSIP: 828359109
Title of class of securities: Class A Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1330 Avenue Of The Americas, 38th Floor, Suite 1920, New York, New York (NY), 10019
Date of event which requires filing of this statement: 05/01/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001905112

## Reporting persons
- Long Path Partners LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 458,649; sole dispositive power 0; shared dispositive power 458,649; aggregate amount beneficially owned 458,649 (4.8% of the class)
- Long Path Holdings LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 458,649; sole dispositive power 0; shared dispositive power 458,649; aggregate amount beneficially owned 458,649 (4.8% of the class)
- Long Path Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 458,649; sole dispositive power 0; shared dispositive power 458,649; aggregate amount beneficially owned 458,649 (4.8% of the class)
- William Brennan: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 458,649; sole dispositive power 0; shared dispositive power 458,649; aggregate amount beneficially owned 458,649 (4.8% of the class)
- Brian Nelson: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 458,649; sole dispositive power 0; shared dispositive power 458,649; aggregate amount beneficially owned 458,649 (4.8% of the class)
- Long Path Smaller Companies Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 458,649; sole dispositive power 0; shared dispositive power 458,649; aggregate amount beneficially owned 458,649 (4.8% of the class)

## Item 1. Issuer
Name of issuer: Silvercrest Asset Management Group Inc.
Address of issuer's principal executive offices: 1330 Avenue of the Americas, 38th Floor New York, New York 10019 United States of America

## Item 2. Person Filing
Name of person filing:
Long Path Partners, LP
Long Path Holdings LLC
Long Path Fund GP, LLC
William Brennan
Brian Nelson
Long Path Smaller Companies Fund, LP
Address of principal business office or, if none, residence:
Long Path Partners, LP
1 Landmark Square, Suite 1920
Stamford, Connecticut 06901
United States of America

Long Path Holdings LLC
1 Landmark Square, Suite 1920
Stamford, Connecticut 06901
United States of America

Long Path Fund GP, LLC
1 Landmark Square, Suite 1920
Stamford, Connecticut 06901
United States of America

William Brennan
c/o Long Path Partners, LP
1 Landmark Square, Suite 1920
Stamford, Connecticut 06901

Brian Nelson
c/o Long Path Partners, LP
1 Landmark Square, Suite 1920
Stamford, Connecticut 06901

Long Path Smaller Companies Fund, LP
1 Landmark Square, Suite 1920
Stamford, Connecticut 06901
United States of America
Citizenship:
Long Path Partners, LP - Delaware
Long Path Holdings LLC - Delaware
Long Path Fund GP, LLC - Delaware
William Brennan - United States
Brian Nelson - United States
Long Path Smaller Companies Fund, LP - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Long Path Partners, LP - 458,649
Long Path Holdings LLC - 458,649
Long Path Fund GP, LLC - 458,649
William Brennan - 458,649
Brian Nelson - 458,649
Long Path Smaller Companies Fund, LP - 458,649
Percent of class:
Long Path Partners, LP - 4.8%
Long Path Holdings LLC - 4.8%
Long Path Fund GP, LLC - 4.8%
William Brennan - 4.8%
Brian Nelson - 4.8%
Long Path Smaller Companies Fund, LP - 4.8%
Sole power to vote or to direct the vote:
Long Path Partners, LP - 0
Long Path Holdings LLC - 0
Long Path Fund GP, LLC - 0
William Brennan - 458,649
Brian Nelson - 0
Long Path Smaller Companies Fund, LP - 0
Shared power to vote or to direct the vote:
Long Path Partners, LP - 458,649
Long Path Holdings LLC - 458,649
Long Path Fund GP, LLC - 458,649
William Brennan - 0
Brian Nelson - 458,649
Long Path Smaller Companies Fund, LP - 458,649
Sole power to dispose or to direct the disposition:
Long Path Partners, LP - 0
Long Path Holdings LLC - 0
Long Path Fund GP, LLC - 0
William Brennan - 458,649
Brian Nelson - 0
Long Path Smaller Companies Fund, LP - 0
Shared power to dispose or to direct the disposition:
Long Path Partners, LP - 458,649
Long Path Holdings LLC - 458,649
Long Path Fund GP, LLC - 458,649
William Brennan - 0
Brian Nelson - 458,649
Long Path Smaller Companies Fund, LP - 458,649

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 4 are directly owned by advisory clients of Long Path Partners, LP. None of those advisory clients, other than Long Path Smaller Companies Fund, LP, may be deemed to beneficially own more than 5% of the Class A Common Stock, $0.01 par value per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Long Path Partners LP: By: Long Path Holdings LLC, its general partner, /s/ William Brennan, William Brennan / Managing Member (05/02/2025)
- Long Path Holdings LLC: By: /s/ William Brennan, William Brennan / Managing Member (05/02/2025)
- Long Path Fund GP, LLC: By: /s/ William Brennan, William Brennan / Managing Member (05/02/2025)
- William Brennan: By: /s/ William Brennan, William Brennan (05/02/2025)
- Brian Nelson: By: /s/ Brian Nelson, Brian Nelson (05/02/2025)
- Long Path Smaller Companies Fund, LP: By: Long Path Fund GP, LLC, its general partner, William Brennan / Managing Member (05/02/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.
To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.